INTERACTIVE BROKERS GROUP, INC.

One Pickwick Plaza

Greenwich, Connecticut 06830

Tel: (203) 618-5800

July 1, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin Woody and Jennifer Monick

Re:	Interactive Brokers Group, Inc.

Responses to the Securities and Exchange Commission’s Comments to

Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 and

Definitive Proxy Statement Filed March 13, 2009

File No. 001-33440

Ladies and Gentlemen:

Interactive Brokers Group, Inc. (the “Company”) responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 1, 2009 from Mr. Kevin Woody to Mr. Paul J. Brody, Chief Financial Officer, Treasurer and Secretary of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement filed with the Commission on March 13, 2009. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 10-K for the year ended December 31, 2008

Item 1. Business

Net Capital Rule, page 11

1.

We note the description of specific net capital requirements contained in Note 17 to your financial statements. Please revise future filings to include a similarly detailed discussion in connection with the description of your business.

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Response:

          The Company notes the Staff’s comment, and will include in its future filings with the Commission a detailed discussion of the Company’s net capital requirements in the description of its business.

Item 1.A. Risk Factors

We are required to pay IBG Holdings LLC for the benefit relating to additional tax depreciation.... page 14

2.

Refer to the second paragraph of this risk factor. Please describe to us in greater detail the facts and assumptions that may result in an increased basis of $9.45 billion. Confirm that you will include similar disclosure in future filings.

Response:

The tax basis of $9.45 billion assumes that (a) all remaining IBG LLC membership interests held by IBG Holdings LLC are purchased by the Company and (b) such purchases in the future are made at prices that result in the same increases, on a per share basis, in the tax basis of the tangible and intangible assets of IBG LLC and its subsidiaries as the increase in tax basis that resulted from the Company’s initial purchase of IBG LLC membership interests held by IBG Holdings LLC in connection with the Company’s initial public offering of its Class A common stock. In order to have a $9.45 billion tax basis, the offering price per share of Class A common stock in such future public offering will need to exceed the then current cost basis per share of Class A common stock by approximately $23.75.

          The Company confirms that it will include similar disclosure in its future filings with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

Overview of Recapitalization Transactions and Organizational Structure, page 31

3.

We note that the IBG LLC membership interests held by IBG Holdings LLC will be subject to purchase by you over time in connection with offerings of your common stock. Please explain to us in greater detail this provision of your agreement with IBG Holdings LLC. Clarify whether you may elect to purchase additional membership interests or whether IBG Holdings may put those membership interests to you. Also, please clarify how the purchases will be tied to offerings of your common stock. Confirm that you will provide similar clarifying disclosure in your future filings.

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Response:

Purchases of IBG LLC membership interests held by IBG Holdings LLC by the Company are governed by the Exchange Agreement by and among the Company, IBG Holdings LLC, IBG LLC and the members of IBG LLC, dated as of May 3, 2007 (the “Exchange Agreement”), a copy of which is an exhibit to the registration statement for the Company’s initial public offering. Under the Exchange Agreement, IBG Holdings LLC may request redemption of its membership interests in IBG LLC and the Company is required to use its commercially reasonable efforts to consummate a public offering of a number of shares of Class A common stock approximately equal to the aggregate number of the IBG Holdings LLC membership interests for which redemption has been requested. Upon consummation of such public offering, the Company is required to purchase from IBG Holdings LLC that number of IBG LLC membership interests equal to the aggregate number of the IBG Holdings LLC membership interests subject to redemption, at a purchase price per membership interest equal to the offering price in such public offering. However, under the Exchange Agreement, the Company is not obligated to effect any purchase of the IBG LLC membership interests held by IBG Holdings LLC unless and until the Company has consummated a public offering of a number of shares of Class A common stock approximately equal to the aggregate number of the IBG Holdings LLC membership interests subject to redemption. In both 2008 and 2009, public offerings were not consummated.

As an alternative, at the option of, and upon mutual agreement of, the Company, IBG Holdings LLC and IBG LLC, instead of, or in addition to, consummating one or more public offerings, redemptions of IBG Holdings LLC membership interests may be effected by using cash on hand at IBG LLC and corresponding redemptions by IBG LLC of its membership interests held by IBG Holdings LLC. This alternative funding method would not impose any obligations on the Company. In 2008 and 2009, some of the IBG Holdings LLC membership interests were in fact redeemed using cash from IBG LLC.

          The Company confirms that it will include similar clarifying disclosure in its future filings with the Commission.

Business Environment, page 32

4.

We note from your disclosure in the third paragraph that you have experienced “elevated volume of trading” (page 32), that you have “observed a rise in certain types of options activity” (page 32), and that the first half of the year had “unexpectedly heavy options activity” (page 39). However, we also note from the last paragraph in this section that your market share percentage of exchange-listed options declined in 2008, as compared to 2007. Please reconcile these statements. Also, to the extent available, please disclose the year-over-year change in volume percentages for other products (besides options), such as equities and bonds. Provide this disclosure in future filings and tell us how you plan to comply.

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Response:

          As disclosed on page 32 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), the Company observed extreme volatility, which reached historic levels in 2008, and elevated volume of trading, both of which fuel its trading gains. Specifically, in the market making segment of its business, the Company experienced a 21% increase in options contracts, a 48% increase in futures contracts and a 6% increase in stock shares it traded in 2008 compared with 2007. However, the Company’s increase in options volume was surpassed by an even larger percentage increase in overall market volume. This resulted in a decrease in the Company’s market share from 2007 to 2008. Please note that, while the Company experienced volume gains in options, futures and stocks, the market share information addresses exchange-listed equity-based options only. Since historically the Company’s core market making activities have been focused on equity-based options, the Company does not track its market share in products other than equity-based options.

The Company notes that the phrase “unexpectedly heavy options activity in advance of certain corporate announcements,” which appears on page 39 of the 2008 Form 10-K, refers to the first quarter of 2007, not 2008.

The Company notes the Staff’s comment regarding year-over-year change in volume percentages for other products (besides options), such as equities and bonds, and points to pages 42 and 43 of the 2008 Form 10-K, which display in tabular format year-over-year volumes from the Company’s trades in stocks, options and futures for the past five years.  On the same pages, the Company further delineates its trading volumes by its major business lines of market making and brokerage. Within the brokerage segment of its business, the Company further distinguishes volume of its cleared customers from total brokerage volume. The Company will include references to this data in the Business Environment section of its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K to be filed with the Commission in the future.

Principal Indebtedness, page 48

5.

To the extent you renew or replace the $300 revolving credit facility that expired in May 2009, please disclose the interest rate, payment dates, and maturity date of the credit facility in your future filings.

Response:

          The Company notes the Staff’s comment and will include the requested information regarding any senior secured revolving credit facilities in its future filings with the Commission, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

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Financial Statements

Consolidated Statements of Financial Condition, page 58

6.

It is unclear if you have presented minority interest as a liability or as mezzanine equity. Please tell us how you intended to present minority interest for the years ended December 31, 2008 and 2007. Within your response, please tell us how the provision for future redemptions of member interests discussed on page 70 affected the classification of the minority interest. Please reference the authoritative literature management relied upon.

Response:

The Company notes the Staff’s comments and responds as follows. The minority interest in question is presented as mezzanine equity pursuant to the guidelines set forth in Financial Accounting Standards Board Emerging Issues Task Force Topic D-98, “Classification and Measurement of Redeemable Securities” (“Topic D-98”). Topic D-98, specifically paragraphs 4-6 thereof, precludes classification of minority interest directly in equity.

In addition, SEC Accounting Series Release No. 268 – “Presentation in Financial Statements of “Redeemable Preferred Stocks” (July 27, 1979) states, in relevant part:

The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital.

The minority interest in question has no contracted future cash obligations attached to it, consistent with common equity securities. Further characteristics of equity are attributable to the minority interests reported by the Company; for instance, minority interests are redeemable, resulting in increased ownership of IBG LLC by the Company. Increases in ownership of IBG LLC by the Company can occur through two means: (1) through the Company’s purchases of the IBG LLC membership interests held by IBG Holdings LLC using the proceeds of public offerings of Class A common stock of the Company; or (2) through reduced ownership of IBG LLC by IBG Holdings LLC through redemptions of IBG LLC membership interests held by IBG Holdings LLC by IBG LLC. (See the Company’s response to Staff Comment No. 3 above.) The provisions of the Exchange Agreement allowing for such redemptions are disclosed in Note 4 to the consolidated financial statements of the Company included in the 2008 Form 10-K (such consolidated financial statements, the “Financial Statements”).

A determining factor in U.S. GAAP and Commission guidance on the subject is whether the redemption of a “security” is within the control of the issuer. Section 4.3 of the Exchange Agreement (wherein the Company is defined as “IBGI”) states, in relevant part:

(a) IBGI shall not be obligated to effect any purchase of IBG LLC shares unless and until IBGI has consummated a Public Offering of a number of shares of Common Stock

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approximately equal to the aggregate number of IBG Holdings Shares specified in Redemption Requests.

Further, Section 4.3(c)(i) of the Exchange Agreement states, in relevant part:

At the option of, and upon mutual agreement of, IBGI, IBG Holdings and IBG LLC, in lieu of consummating one or more Public Offerings, redemptions of IBG Holdings shares may be effected using cash on hand at IBG LLC and corresponding redemptions by IBG LLC of its interests held by IBG Holdings.

Thus, under the Exchange Agreement, the Company has control over the redemption process described above.

The Company’s management believes that the reasons set forth above support the presentation of the Company’s minority interest in IBG LLC as mezzanine equity in the consolidated statements of financial condition as of December 31, 2008 and 2007 included in the 2008 Form 10-K and the disclosures provided in Note 4 to the Financial Statements.

Please note that, pursuant to the adoption of Statement of Financial Accounting Standards No. 160, Non-Controlling Interests in Consolidated Financial Statements, minority interests, previously required to be reported outside of permanent equity, may be reclassified to equity. The Company has adopted this new standard as of January 1, 2009 and has reported it accordingly in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Income Taxes, page 67

7.

Please tell us management’s basis for concluding income taxes should be accrued for based on IBG, Inc.’s proportionate share. Within your response, reference any authoritative literature that you relied upon in arriving at your conclusion.

Response:

         The Company’s consolidated provision for income taxes is comprised of two elements: (a) IBG LLC’s consolidated provision for income taxes and (b) IBG, Inc.’s provision for federal and state income taxes, which is calculated on its proportionate share of IBG LLC’s consolidated net income.  Accounting for the Company’s proportionate share of IBG LLC’s consolidated net income is appropriate under the equity method of accounting.

          FASB Emerging Issues Task Force (EITF) Issue 03-16 “Accounting for Investments in Limited Liability Companies” addresses the accounting for investments in LLC’s.  Issue 03-16,

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AICPA Statement Of Position 78-9 “Accounting for Investments in Real Estate Ventures” and EITF Topic D-46 “Accounting for Limited Partnership Investments”, as well as Interpretation No. 2 to Accounting Principles Board Opinion 18 “The Equity Method of accounting for Investments in Common Stock”, are each cited as having applicability to LLCs.

          A fundamental consideration to the application of the equity method of accounting for an ownership interest in an LLC is whether an LLC member’s interest is so minor as to have “virtually no influence over partnership operating and financial policies”.  As disclosed in Note 4 to the Financial Statements, effective with the Recapitalization and IPO in May 2007, the Company became the sole managing member of IBG LLC, thus having control over the investee’s operating and financial policies.  Further, in EITF Topic D-46, the SEC observer stated that “The SEC staff understands that practice generally has viewed investments of more than 3 to 5% to be more than minor.”

          The Company’s approximate 10.4% ownership interest in IBG LLC is therefore sufficient for the Company to apply the equity method for the purposes of calculating the Company’s proportionate share of IBG LLC’s consolidated net income, and to calculate its provision for income taxes on that income.

         Future filings with the Commission will be revised to clarify the dual-element basis of the calculation of the Company’s consolidated provision for income taxes.

4. Stockholders’ Equity

Earnings per Share

Diluted earnings per share, page 72

8.

Please tell us how you have complied with paragraph 40a of SFAS 128, or tell us why you believe it was not necessary to reconcile the numerator used in the diluted share calculation to Net income available for common stockholders on the Consolidated Statements of Income.

Response:

The Company believes that the basis for the calculation of the diluted earnings per share contained in the Financial Statements derives from the requirements of Paragraph 40a of SFAS No. 128, which states, in relevant part:

40. For each period for which an income statement is presented, an entity shall disclose the following:

a. A reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. The

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reconciliation shall include the individual and share amount effects of all securities that affect earnings per share.

As described in Note 4 to the Financial Statements (page 72 of the Company’s 2008 Form 10-K), the numerator for such diluted earnings per share is the mathematical result of dividing net income available to the common stockholders of the Company by the Company’s percentage ownership in IBG LLC to arrive at projected net income of the Company as if it were owned 100% by public shareholders. There are no adjustments (e.g., for securities other than common stock outstanding) that need to be made to such calculated “100% public” net income. The Company believes this disclosure satisfies the reconciliation requirements of paragraph 40a of SFAS No. 128.

9.

Please tell us how you determined it was appropriate to calculated diluted earnings per share as if all member interests in IBG LLC currently held by IBG Holdings LLC had been sold to IBG, Inc. and an equivalent number of shares of Common Stock had been issued by IBG, Inc. Within your response, reference the authoritative literature management relied upon.

Response:

The Company notes the Staff’s comments and responds as follows. The relevant guidance on earnings per share ("EPS") can be found in SFAS No. 128.

Paragraph 11 of SFAS No. 128 defines diluted earnings per share, stating in relevant part:

The objective of diluted EPS is consistent with that of basic EPS – to measure the performance of an entity over the reporting period – while giving effect to all dilutive potential common shares that were outstanding during the period.

Paragraph 13 of SFAS No. 128 expands on this definition stating, in relevant part:

The computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on earnings per share.

While the assumed purchase of member interests from IBG Holdings LLC and issuance of shares by the Company would not affect diluted earnings per share, management believes that this “as if 100% public” presentation is meaningful to the readers of the Company’s financial statements because this presentation is consistent with the Company’s stated intention to ultimately purchase all of the member interests in IBG LLC. Furthermore, SFAS No. 128 does not prohibit such proportionate share calculations. Therefore, the Company determined that it was appropriate to calculate diluted earnings per share in this manner.

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12. Defined Contribution and Employee Incentive Plans

2007 Stock Incentive Plan, page 77

10.

Please tell us how you have complied with SFAS 123(R) or tell us how you determined the service inception date preceded the grant date and why you believe it was appropriate to record compensation expense in 2007 for awards granted in 2008. Within your response, please tell us if you have recorded compensation expense in 2008 for awards granted in 2009.

Response:

The Company notes the Staff’s comments and provides herewith the basis for its share based compensation under the 2007 Stock Incentive Plan (the “SIP”).

Paragraph A79 from SFAS No.123(R) defines grant date vs. service inception date, stating, in relevant part:

The service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date, but the service inception date precedes the grant date if (a) an award is authorized (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award’s terms do not include a substantive future requisite service condition that exists at the grant date (refer to paragraph A83 for an example illustrating that condition) or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.

Management has applied these requirements as follows:

(a)	the granting of shares is authorized under 2007 Stock Incentive Plan (“SIP”);

(b)

service for the purpose of a given year’s awards commences January 1 (or period from when employment commences through the end of that year if shorter) and ends December 31, although the key terms and conditions of the award are not known by the employee until the end of the year; and

(c)	there are no substantive future requisite service conditions affecting the fair value of a year’s awards.

Therefore, the service inception date for each year’s share awards is the beginning of that year (i.e., January 1, 2007 for awards granted for the year ended December 31, 2007) and the

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Company recorded compensation expense for 2007 awards beginning in 2007. Grants for 2008 awards were accounted for consistently with those made for 2007.

In order to clarify the year in which each award’s requisite service period and therefore, the respective compensation accruals commence, the SIP grant footnote disclosure will be revised to state “...on or about December 31 of each year...,” commencing with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

11.

Please tell us how you have accounted for the provisions available to employees who discontinue employment with the Company within your stock compensation expense. Within your response, please separately discuss your conclusions for provisions available to employees under the age of 60 and provisions available to retirement eligible employees. Please reference SFAS 123(R).

Response:

Employee stock award shares, eligibility and vesting status are accounted for on a specific identification basis. Adjustments are made to SIP compensation expense for employees who terminate employment by crediting expense for amounts previously accrued that have not yet vested and, therefore, are not expected to be paid in the future. This accounting is based on the requirements of paragraph 43 of SFAS No. 123 (R) which states, in relevant part:

The total cost of compensation recognized at the end of the requisite service period for an award shall be based on the number of instruments for which the requisite service has been rendered. The cumulative effect on current and prior periods of a change in the estimated number of instruments for which the requisite service is expected to be or has been rendered shall be recognized in compensation cost in the period of the change.

The above-referenced requirement applies to the post-employment provisions of the SIP as well as the service conditions generally. Employment status and compliance with post-employment provisions are remeasured quarterly. Where employment has been terminated and the former employee does not meet the post-employment provisions of the SIP, 100% of the amounts previously accrued for unvested awards are reversed. Terminated employees who meet the post-employment provisions of the SIP are subject to a reduction of 50% of unvested awards and 50% of amounts previously accrued are reversed. If an employee is over age 59 at the time of termination, no amounts previously accrued would be reversed, but there have been no employees in this age category to date.

Definitive Proxy Statement

Elements of Compensation, page 12

12.	We note that Mr. Galik’s bonus in 2008 was substantially greater than bonuses awarded to Mr. Brody and Mr. Frank. Please tell us the reasons for this

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discrepancy in bonus awards. Confirm that you will provide similar disclosure as applicable in your future filings.

Response:

As described in the Company’s definitive proxy statement filed with the Commission on March 13, 2009, the subjective decisions regarding the amount and mix of elements which comprise the compensation awarded to the executive officers of the Company are principally based upon an assessment of each such executive’s leadership, performance and contribution to the achievement of the Company’s financial goals, as well as subjective judgments about each such executive officer individually, rather than on rigid guidelines or formulas. The compensation of the executive officers of the Company who have the greatest ability to influence the Company’s performance is predominately performance-based, which is consistent with the overall compensation philosophy of the Company.

The Company is in constant competition for the services of its executives and employees with other firms who may want to hire them. Accordingly compensation, in addition to the factors mentioned above, also reflects the Company’s judgment as to what it takes to keep these employees and the level at which we will not keep them.

Mr. Galik’s performance and contribution to the achievement of the Company’s financial goals merited a higher bonus in 2008 than the other executive officers of the Company, including Mr. Brody and Mr. Frank, in the determination of the Compensation Committee of the Board of Directors of the Company. Consistent with the Company’s compensation policies, Mr. Galik’s bonus constituted 95% of Mr. Galik’s total compensation, whereas the average for the named executive officers of the Company in the aggregate was 78%. In addition, out of such 95%, more than half (55%) was in the form of a grant of stock, which is consistent with the Company’s belief that compensation paid to executive officers of the Company should be closely aligned with the Company’s performance on a continuing and long-term basis, and, thereby, with the interests of the stockholders of the Company.

          The Company confirms that it will include in its future filings with the Commission similar disclosure as applicable.

In connection with the Company’s responses to the Staff’s comments set forth above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•

the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

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•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 203.618.5800.

Sincerely,

/s/ Paul J. Brody
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary

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